UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 3, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our Form 6K, originally filed with the Securities and Exchange Commission on April 23, 2018 and consisting of the 1Q18 UBS Group AG (consolidated) capital instruments and TLAC eligible senior unsecured debt information (the “2018 Form 6-K Capital Instruments and TLAC Information”), is being filed for the purpose of correcting the issuer identified in the first table in the 8th row under "Additional tier 1 capital."  The issuer of ISIN CH0400441280 issued on January 31, 2018 was incorrectly identified as "UBS Group AG, Switzerland."  The correct issuer for ISIN CH0400441280 issued on January 31, 2018 is "UBS Group Funding (Switzerland) AG."

Other than as required to reflect the amendment discussed above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information in the 2018 Form 6-K Capital Instruments and TLAC Information, or reflect any events that have occurred after the filing of the 2018 Form 6-K Capital Instruments and TLAC Information.  Our 2018 Form 6-K Capital Instruments and TLAC Information, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2018 Form 6-K Capital Instruments and TLAC Information.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

First quarter 2018

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss SRB framework as of 31 March 2018.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2017, available under “Annual reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt¹
CHF million, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern²	Going concern	Gone concern²
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.18	Amount recognized in regulatory capital as of 31.3.18	Amount eligible for the gone concern requirement as of 31.3.18	Amount recognized in regulatory capital as of 31.3.18	Amount eligible for the gone concern requirement as of 31.3.18	Maturity date	Optional call date
Additional tier 1 capital
1	UBS Group AG, Switzerland	CH0271428317	19.02.15	USD 1,250	1,173		1,173		Perpetual	19.02.20
2	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.14	CHF 423	423		423		Perpetual	01.03.20
3	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.15	CHF 467	467		467		Perpetual	01.03.21
4	UBS Group AG, Switzerland	CH0317921697	21.03.16	USD 1,500	1,378		1,378		Perpetual	22.03.21
5	UBS Group AG, Switzerland	CH0331455318	10.08.16	USD 1,100	994		994		Perpetual	10.08.21
6	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.16	CHF 374	374		374		Perpetual	01.03.22
7	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.17	CHF 371	371		371		Perpetual	01.03.23
8	UBS Group Funding (Switzerland) AG	CH0400441280	31.01.18	USD 2,000	1,892		1,892		Perpetual	31.01.23
9	UBS Group AG, Switzerland	CH0286864027	07.08.15	USD 1,575	1,462		1,462		Perpetual	07.08.25
Total high-trigger loss-absorbing additional tier 1 capital					8,533		8,533
1	UBS Group AG, Switzerland	CH0271428309	19.02.15	EUR 1,000	1,189		1,189		Perpetual	19.02.22
2	UBS Group AG, Switzerland	CH0271428333	19.02.15	USD 1,250	1,153		1,153		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital⁴					2,342		2,342
Total additional tier 1 capital					10,875		10,875

Tier 2 capital
1	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.13	CHF 429	429			0	01.03.19
Total high-trigger loss-absorbing tier 2 capital⁵					429			0
1	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000	1,460	365		1,825	17.08.22
2	UBS AG, Switzerland	CH0214139930	22.05.13	USD 1,500	1,425			1,425	22.05.23	22.05.18
3	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500	2,378			2,378	15.05.24
4	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000	2,435			2,435	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital⁵					7,698	365		8,063
1	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130		174		174	19.11.24	19.11.19
2	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251		239		239	15.07.25
3	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61		81		81	18.12.25
4	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218		190		190	01.09.26
Total non-Basel III-compliant tier 2 capital⁶						684		684
Total tier 2 capital					8,127	1,049		8,747

Capital instruments and TLAC-eligible senior unsecured debt¹
CHF million, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern²	Going concern	Gone concern²
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.18	Amount recognized in regulatory capital as of 31.3.18	Amount eligible for the gone concern requirement as of 31.3.18	Amount recognized in regulatory capital as of 31.3.18	Amount eligible for the gone concern requirement as of 31.3.18	Maturity date	Optional call date
TLAC-eligible senior unsecured debt
1	UBS Group Funding (Switzerland) AG	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500		1,342		1,342	24.09.20
2	UBS Group Funding (Switzerland) AG	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300		286		286	24.09.20
3	UBS Group Funding (Switzerland) AG	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		954		954	14.04.21
4	UBS Group Funding (Switzerland) AG	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000		1,814		1,814	15.04.21
5	UBS Group Funding (Switzerland) AG	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		469		469	01.02.22
6	UBS Group Funding (Switzerland) AG	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		1,801		1,801	01.02.22
7	UBS Group Funding (Switzerland) AG	CH0310451841	22.02.16	CHF 300		299		299	22.02.22
8	UBS Group Funding (Switzerland) AG	CH0359915425	20.03.17	EUR 1,750		2,050		2,050	20.09.22	20.09.21
9	UBS Group Funding (Switzerland) AG	CH0302790123	16.11.15	EUR 1,250		1,482		1,482	16.11.22
10	UBS Group Funding (Switzerland) AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		1,853		1,853	23.05.23	23.05.22
11	UBS Group Funding (Switzerland) AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		944		944	23.05.23	23.05.22
12	UBS Group Funding (Switzerland) AG	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		1,784		1,784	15.08.23	15.08.22
13	UBS Group Funding (Switzerland) AG	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,156		1,156	15.08.23	15.08.22
14	UBS Group Funding (Switzerland) AG	CH0314209351	04.03.16	EUR 750		870		870	04.03.24
15	UBS Group Funding (Switzerland) AG	CH0365501516	18.05.17	CHF 400		400		400	18.05.24	18.05.23
16	UBS Group Funding (Switzerland) AG	CH0341440334	30.11.16	EUR 1,250		1,453		1,453	30.11.24	30.11.23
17	UBS Group Funding (Switzerland) AG	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,300		2,300	24.09.25
18	UBS Group Funding (Switzerland) AG	CH0310451858	22.02.16	CHF 150		147		147	23.02.26
19	UBS Group Funding (Switzerland) AG	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		1,763		1,763	15.04.26
20	UBS Group Funding (Switzerland) AG	CH0336602930	01.09.16	EUR 1,250		1,396		1,396	01.09.26	01.06.26
21	UBS Group Funding (Switzerland) AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		1,869		1869	23.03.28	23.03.27
Total TLAC-eligible senior unsecured debt						26,431		26,431

1 Refer to "Capital instruments" under "Bondholder information" at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 31 March 2018. Instruments are listed according to their maturity or optional call date.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Relates to deferred contingent capital plan (DCCP) awards. DCCP instruments qualifying as tier 2 capital are eligible for regulatory capital purposes until 30 December of the year prior to maturity.    4 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    5 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    6 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2018 report and its Annual Report 2017 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes and adjusted results presented in the tables and text are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

This Form 6-K/A (Amendment No. 1) is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Campi

Title:    Executive Director

Date: May 3, 2018